SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

DaimlerChrysler AG
(Translation of registrant's name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    ☒               Form 40-F    ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐               No    ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.
Agenda for the 6th Annual Meeting to be held on April 7, 2004

2.
Notice to Stockholders in connection with the 6th Annual Meeting to be held on April 7, 2004, setting forth counter-motions proposed by certain stockholders

3.
Notification to the 6th Annual Meeting of DaimlerChrysler AG regarding Item 8 of the Agenda

4.
Position of the Management regarding the counter-motions proposed by certain stockholders

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Contents

3	1.	Presentation of the formally Approved Financial Statements, the Approved Consolidated Financial Statements, and Management Reports for DaimlerChrysler AG and the Group for the 2003 Financial Year and the Report of the Supervisory Board
3	2.	Resolution on the Allocation of Unappropriated Profit
3	3.	Resolution on Ratification of Board of Management Actions in the 2003 Financial Year
3	4.	Resolution on Ratification of Supervisory Board Actions in the 2003 Financial Year
3	5.	Resolution on the Appointment of Auditors for the 2004 Financial Year
4	6.	Resolution on Authorizing the Company to Acquire Its Own Shares
6	7.	Election to the Supervisory Board
7	8.	Resolution Concerning Changes to the Remuneration of the Supervisory Board and Amendment of the Memorandum and Articles of Incorporation
9	Report of the Board of Management on Agenda Item 6
11	Note on Agenda Item 7
13	Conditions Governing Attendance at the Annual Meeting and Exercise of Voting Rights
15	Appendix to the Agenda

On request, this invitation and the agenda of the Annual Meeting will be provided to you in German, without delay and free of charge.

Diese Einladung mit der Tagesordnung zur Hauptversammlung werden wir Ihnen auf Verlangen auch in deutscher Sprache unverzüglich und kostenlos zusenden.

2

Dear Shareholder:

Our 6th Annual Meeting will be held on Wednesday, April 7, 2004, at 10.00 a.m. C.E.T., at the Berlin Trade Fair Center (Messe Berlin), Special Entrance, corner of Masurenallee/Messedamm, 14055 Berlin, Germany. The invitation and the agenda were published in the electronical Federal Gazette (elektronischer Bundesanzeiger) on February 20, 2004.

Agenda

1.	Presentation of the formally Approved Financial Statements, the Approved Consolidated Financial Statements, and Management Reports for DaimlerChrysler AG and the Group for the 2003 Financial Year and the Report of the Supervisory Board
	The aforementioned documents can be examined at the company's registered office at Epplestrasse 225, D-70567 Stuttgart, and on the Internet at www.daimlerchrysler.com/ir/am2004. Promptly upon request, each shareholder shall receive a copy of the aforementioned documents free of charge.
2.	Resolution on the Allocation of Unappropriated Profit
	The Board of Management and the Supervisory Board recommend that the unappropriated profit of €1,519,236,286.50 be allocated as follows:

	Dividend distribution of €1.50 for each share entitled to dividends	€1,519,236,286.50

	Transfer to disclosed reserves	—

	Profit carried forward	—

	Unappropriated profit	€1,519,236,286.50

	The dividend shall be paid out on April 8, 2004.
3.
Resolution on Ratification of Board of Management Actions in the 2003 Financial Year
The Board of Management and the Supervisory Board recommend that the actions of the Board of Management be ratified.
4.	Resolution on Ratification of Supervisory Board Actions in the 2003 Financial Year The Board of Management and the Supervisory Board recommend that the actions of the Supervisory Board be ratified.
5.
Resolution on the Appointment of Auditors for the 2004 Financial Year
The Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main and Berlin, be appointed as auditors for the financial statements of DaimlerChrysler AG and for the consolidated financial statements of DaimlerChrysler AG and subsidiaries for the 2004 financial year.

3

6.
Resolution on Authorizing the Company to Acquire Its Own Shares
Since the authorization issued by the last Annual Meeting allowing the company to acquire its own shares is due to expire in the course of the current financial year, the Board of Management is to be granted a new authorization to acquire the company's own shares.

The Board of Management and the Supervisory Board submit the following resolution for adoption:
	a)	The company shall be authorized to acquire shares in the company in order to
		—	introduce shares in the company to foreign stock exchanges where they have not yet been admitted for trading or
		—	be able to offer company shares to third parties in the context of mergers with companies or in the context of the acquisition of companies or participating interests in companies or
—
offer such shares for subscription to members of the Board of Management of the company, members of management of affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) and other management staff of the company and its affiliated companies (hereinafter collectively referred to as "management") in the context of the Stock Option Plan approved at the Annual Meeting on April 19, 2000 under Agenda Item 8 or
—
offer them as employee shares to employees of the company and its affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending or
		—	cancel such shares.
b)
The authorization is limited to the acquisition of shares with an allocable portion of capital stock of €263,000,000.00, which is nearly 10% of the capital stock of €2,633,342,896.60 reported as of December 31, 2003. The authorization may be exercised within the above limitation wholly or in installments, once or several times for the pursuit of one or more purposes. The acquired shares may not, in combination with other shares owned by or in the possession of the company or to be attributed to the company pursuant to sections 71 a et seq. German Stock Corporation Act (Aktiengesetz), at any time exceed 10% of the capital stock.

The authorization shall take effect on April 8, 2004 and shall be valid until October 7, 2005. The authorization for the company to acquire its own shares resolved by the Annual Meeting of the Shareholders of DaimlerChrysler AG on April 9, 2003, shall lapse as from the time that this new authorization comes into effect.
	c)	The acquisition shall be accomplished via the stock exchange or through a public offering made to all shareholders of the company.
—
If the acquisition of shares is accomplished via the stock exchange, the amount paid by the company per share (excluding transaction costs) may not exceed the price determined at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange by more than 5% and may not be more than 5% lower than that price.

4

—
If the acquisition is accomplished through a public offering to all shareholders of the company, the offered purchase price or the prescribed values of the offered purchase price margin per share (excluding transaction costs) may not exceed the closing price at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the third trading day prior to the day of publication of the offering by more than 20% or be more than 20% lower than that price. The volume of the offer may be limited. If the entire subscription of the offer exceeds this volume, acceptance must be in proportion to the shares included in each offering. A preferential acceptance of a lower number of up to 100 company shares offered for purchase per shareholder of the company can be stipulated. The provisions of the German Securities Acquisition and Corporate Takeover Act are to be adhered to provided that and to the extent that they apply.
d)
The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to introduce shares of the company to foreign stock exchanges where they have not previously been admitted for trading.
e)
The Board of Management is authorized to offer company shares acquired as a result of the aforementioned authorization to third parties in the context of corporate mergers or the acquisition of companies or participating interests in companies.
f)
The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to meet the stock subscription rights granted to management in the context of the Stock Option Plan approved under Agenda Item 8 by the Annual Meeting of the Shareholders on April 19, 2000. The decision on the extent to which such shares are to be transferred to members of the Board of Management lies with the Supervisory Board of the company.
g)
The Board of Management is authorized to issue company shares acquired as a result of the aforementioned authorization to employees of the company and its affiliated companies pursuant to by sections 15 et seq. German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending.
h)
The Board of Management is authorized to retire and cancel company shares acquired as a result of the aforementioned authorization without the cancellation or execution thereof requiring an additional resolution by the Annual Meeting of the Shareholders.
i)
The authorizations described under points d), e), f), g) and h) above may be exercised wholly or in installments, once or several times, individually or together. The price at which shares in the company are introduced to such stock exchanges pursuant to the authorization in d) or at which they are issued to third parties pursuant to the authorization in e) may not be more than 5% lower (excluding transaction costs) than the price at the opening of Xetra trading (or at the opening of the functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the date of the initial public offering or the date of the binding agreement with the third party.
j)	The right of shareholders to subscribe to the company's own shares shall be excluded in so far as these shares are used as a result of the aforementioned authorizations in d), e), f) and g).

5

7.
Election to the Supervisory Board
The terms of office of all Supervisory Board members elected by the Annual Meeting of the Shareholders are due to expire at the end of this Annual Meeting, so that new elections will need to be held. In keeping with a suggestion contained in the German Corporate Governance Code, varying terms of office are to be introduced for the shareholder representatives on the Supervisory Board.

In accordance with sections 96 (1) and 101 (1) of the German Stock Corporation Act (Aktiengesetz)and section 7 (1) sentence 1 No. 3 of the Employee Codetermination Act (MitbestG), the Supervisory Board is composed of ten shareholder representatives and ten employee representatives.
In electing shareholder representatives, the Annual Meeting of the Shareholders is not bound by any recommendations.
The Supervisory Board proposes that the following shareholder representatives be elected for the following terms:
a)
for the period ending at the close of the Annual Meeting of the Shareholders resolving on the ratification of the actions of the Board of Management and the Supervisory Board for the 2005 financial year:
		1.	Robert J. Lanigan, Toledo, USA, Chairman Emeritus of Owens-Illinois, Inc.; Founder Partner Palladium Equity Partners
b)
for the period ending at the close of the Annual Meeting of the Shareholders resolving on the ratification of the actions of the Board of Management and the Supervisory Board for the 2006 financial year:
		2.	Hilmar Kopper, Frankfurt am Main, presently Chairman of the Supervisory Board of DaimlerChrysler AG
c)
for the period ending at the close of the Annual Meeting of the Shareholders resolving on the ratification of the actions of the Board of Management and the Supervisory Board for the 2008 financial year:
		3.	Earl G. Graves, New York, USA, Publisher and CEO of the Black Enterprise Magazine, Managing Director, Black Enterprise/Greenwich Street Corporate Growth Partners
		4.	Prof. Victor Halberstadt, Amsterdam, Netherlands, Professor of Public Economics, at University Leiden, Netherlands
		5.	Peter A. Magowan, San Francisco, USA, President of San Francisco Giants
		6.	William A. Owens, Kirkland, USA Senior Advisor AEA Investors LLC

6

		7.	Dr. rer. pol. Manfred Schneider, Leverkusen, Chairman of the Supervisory Board of Bayer AG
		8.	Bernhard Walter, Frankfurt am Main, Former Spokesman of the Board of Managing Directors of Dresdner Bank AG
		9.	Lynton R. Wilson, Toronto, USA, Chairman of the Board of CAE Inc.; Chairman of the Board of Nortel Networks Corporation
		10.	Dr.-Ing. Mark Wössner, München, Former Chairman of the Board of Management and former Chairman of the Supervisory Board of Bertelsmann AG
Further mandates held by the shareholder representatives proposed for election are contained in the supplementary information on Agenda Item 7 following the list of individual Agenda Items.
8.
Resolution Concerning Changes to the Remuneration of the Supervisory Board and Amendment of the Memorandum and Articles of Incorporation*
In keeping with a recommendation contained in the German Corporate Governance Code and in order to make the remuneration paid to the company's Supervisory Board more competitive, a variable remuneration component is to be introduced and the remuneration paid to the Supervisory Board is to be modified with effect from the current financial year. The total remuneration is to remain largely unchanged; however, approximately 25% of this amount is to be paid as variable remuneration in the form of phantom shares.
The Board of Management and the Supervisory Board submit the following resolution for adoption:
	a)	§ 13 (1) of the company's Memorandum and Articles of Incorporation in its current version is to be rescinded and replaced by the following subsections 1 to 5:
(1)
The members of the Supervisory Board shall be reimbursed for their expenses (including the costs of any value-added tax incurred by them in the performance of their office) and shall receive both fixed and performance-based remuneration for each financial year in accordance with the following conditions. In addition, the members of the Supervisory Board or respective committee shall each receive a fee of €1,100.00 for every Supervisory Board or committee meeting they attend.
(2)
The fixed remuneration payable to each Supervisory Board member after the end of the financial year shall amount to €55,000.00. The Chairman of the Supervisory Board shall receive three times this amount, the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee shall receive twice this amount, chairmen of other Supervisory Board committees shall receive 1.5 times this amount, and members of the Supervisory Board committees shall receive 1.3 times this amount. If a member of the Supervisory Board exercises several of the aforementioned functions, he shall be remunerated solely according to the function with the highest remuneration. The aforementioned incremental amounts paid for committee functions presuppose that the respective committee has met during the financial year.
*The text provides a translation.The German text of the Memorandum and Articles of Association is legally binding.

7

(3)
The performance-based remuneration shall be paid for the respective current financial year in the form of phantom shares and shall be determined by the performance of the company's share price. A phantom share confers the right to demand payment of the value of a share in the company at the time this right is granted, plus or minus the gains or losses in the share price as of the end of the holding period of the phantom share. The company calculates the number of phantom shares to be granted to each member by dividing the underlying amount of €20,000 by the average price of the share of the company at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange in the first quarter of the financial year in which the phantom shares are issued ("initial price of the phantom share"). The number of phantom shares granted is determined mutatis mutandis by subsection 2 sentences 2 to 4. Fractions of phantom shares are rounded up to the next-highest full number. The phantom shares shall be granted immediately after the Annual Meeting of the Shareholders and must be held by the respective Supervisory Board member until such time as he retires from the Supervisory Board ("holding period of the phantom shares"). No dividend equivalents are to be paid on the phantom shares.

Immediately after the respective member has retired from the Supervisory Board, the phantom shares shall be paid out at the average price of the share of the company at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange in the first quarter of the financial year in which the respective member retires from the Supervisory Board ("final price of the phantom share"). Claims arising from the variable remuneration cannot be assigned, sold or pledged.
(4)
If, during the holding period of the phantom shares,the company increases its capital stock by issuing new shares in exchange for capital contributions, granting direct or indirect stock subscription rights to its shareholders, or issues bonds or other securities conferring conversion or stock subscription rights to shares, the initial price of the phantom shares used to calculate performance-based remuneration shall be reduced by the value of the stock subscription right. The value of the stock subscription right deducted is the average price of the stock subscription right at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange. If stock subscription rights are not traded, the value of the stock subscription right is not deducted. The initial price of the phantom shares shall also remain unchanged if the company reduces its capital by reducing the share capital attributable to each share as well as in the case of dividends. If the company increases its capital from its own funds, the initial price of the phantom shares is reduced in proportion to the increase in the capital stock, unless the company increases its capital from its own funds without issuing new shares. The initial price of the phantom shares is also adjusted accordingly if the company reduces its capital by combining or retiring shares. The same applies in case of a reallocation of its capital.
(5)
If a member of the Supervisory Board does not hold his office during the course of a whole financial year, he shall receive the fixed and performance-based remuneration pro rata temporis. If a member of the Supervisory Board does not hold a function paying an increased remuneration during the course of a whole financial year, the previous sentence applies mutatis mutandis to the remuneration for the respective function.
b)	§ 13 (2) of the current version of the Memorandum and Articles of Incorporation shall become § 13 (6) of the new version.

8

Re Agenda Item 6:

        Report of the Board of Management concerning the exclusion of stock subscription rights in the event of the sale of the company's own shares pursuant to section 71 (1) sentence 5 in conjunction with section 186 (4) sentence 2 and section 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz):

        The sale following purchase of own shares shall be permitted in all of the following cases, without any preemptive rights of the shareholders:

        Among other things, the authorization under Agenda Item 6 is intended to give the company the opportunity to acquire shares in order to use them for initial public offerings on stock markets where the company's shares are not yet listed.

        The company faces intense competition on the international capital markets. An adequate supply of equity capital is vital for the future development of the company. This includes the possibility of obtaining equity capital on the market at any time at appropriate conditions. Consequently, the company must be able to tap into other major capital markets around the world. In individual cases, this can also make it necessary to acquire own shares and use these shares for initial public offerings on foreign stock markets where the company's shares are not currently listed.

        The company should also be in the position to have own shares available to enable it to offer them as consideration in the context of corporate mergers or the acquisition of companies or participating interests. International competition and the globalization of the economy increasingly demand this form of consideration.

        Therefore, the proposed authorization would grant the company the necessary flexibility to exploit opportunities that arise to acquire companies or participating interests quickly and flexibly. There are no concrete plans to utilize this authorization. The Board of Management will report to the Annual Meeting of the Shareholders on any utilization of this authorization.

        The DaimlerChrysler Stock Option Plan approved at the Annual Meeting of the Shareholders on April 19, 2000 can be serviced using the conditional capital resolved at that Annual Meeting. The resolution proposed under Item 6 of this year's agenda is intended to give the company the opportunity to additionally service the Stock Option Plan through prior acquisition of own shares. The key conditions of the DaimlerChrysler Stock Option Plan were adopted by the Annual Meeting of the Shareholders on April 19, 2000. They can be examined as an integral part of the notarized minutes of the Annual Meeting of the Shareholders on April 19, 2000 in the Commercial Register in Stuttgart. They can also be examined as an integral part of the contemporaneous disclosure at the company's registered office at Epplestrasse 225, D-70567 Stuttgart and on the Internet at www.daimlerchrysler.com/ir/am2004. On request, each shareholder will be sent a copy of the aforementioned documents free of charge.

        The decision on how the options are to be serviced in each case will be taken by the company's relevant boards. Their decision will be guided exclusively by the interests of the shareholders and the company and they will report on their decision at the subsequent Annual Meeting after any such decision has been taken.

9

        In addition, the company must be able to issue employee shares to employees of the company and its affiliated companies. In order to facilitate the issue of employee shares, measures should be taken to enable the company to obtain the necessary shares by using securities lending to acquire shares in the company and, where necessary, to use shares in the company to meet the reimbursement claims of the lenders.

        The company should be able to retire and cancel its own shares without a new resolution being adopted by the Annual Meeting of the Shareholders.

        In addition to purchasing shares via the stock exchange, the company shall also be given the opportunity to acquire shares in the company through a public offering (tender procedure). This alternative provides that any shareholders of the company willing to sell can decide how many shares to sell and, if a price range is set, at what price they are willing to offer them. If the volume offered at the set price is in excess of the quantity of shares requested by the company, acceptance of the offers to sell must be allocated appropriately. It should be possible to allow preferred acceptance of small offers or small portions of offers of up to a maximum of one hundred shares. This possibility serves to avoid fractional amounts and small residual quantities in determining the quotas to be acquired, and thus facilitates technical settlement.

10

Re Agenda Item 7:

        Disclosures pursuant to section 125 (1) sentence 3 German Stock Corporation Act (Aktiengesetz)

        The shareholder representatives proposed for election under Agenda Item 7 are members of a supervisory board at the companies listed under a) below or members of a comparable domestic or foreign board at the companies listed under b) below. The ages indicated below refer to the date of publication.

1.
Robert J. Lanigan, Age 75
a)
none
b)
none

2.
Hilmar Kopper, Age 68
a)
none
b)
Xerox Corporation,
Unilever N.V.

3.
Earl G. Graves, Age 69
a)
none
b)
Aetna Life and Casualty Company,
AMR Corporation (American Airlines),
Federated Department Stores, Inc.
Rohm & Haas Corporation

4.
Prof. Victor Halberstadt, Age 64
a)
none
b)
Royal KPN N.V.,
TPG N.V.,
Concertgebouw N.V.,
PA Holdings Ltd.

5.
Peter A. Magowan, Age 61
a)
none
b)
Safeway Inc.,
Caterpillar Inc.,
Spring Group plc

6.
William A. Owens, Age 63
a)
none
b)
Telstra Corp.,
Nortel Networks Corp.,
British American Tobacco,
Symantec Corp.,
Polycom Inc.,
Tibco Software Inc.,
Cray Inc.,
Wireless Facilities Inc.,
Viasat Inc.,
IDT Corp.,
Metal Storm Ltd.,
BioLase Technology Inc.

11

7.
Dr. rer. pol. Manfred Schneider, Age 65
a)
Allianz AG,
Metro AG,
RWE AG,
Linde AG,
TUI AG
b)
none

8.
Bernhard Walter, Age 61
a)
Bilfinger Berger AG,
Deutsche Telekom AG,
Henkel KGaA,
mg technologies ag,
Staatliche Porzellan-Manufaktur Meissen GmbH,
ThyssenKrupp AG,
Wintershall AG
b)
KG Allgemeine Leasing GmbH & Co.,

9.
Lynton R. Wilson, Age 63
a)
none
b)
DaimlerChrysler Canada Inc.,

10.
Dr.-Ing. Mark Wössner, Age 65
a)
Citigroup Deutschland AG + Co. KGaA
Douglas Holding AG,
Dussmann AG & Co. KGaA,
eCircle AG,
Loewe AG,
Reuters AG,
thorborgnet GmbH & Co KGaA
b)
none

* * * * *

12

        Those shareholders who on the day of the Annual Meeting of the Shareholders are registered in the share register as shareholders of the company and who have announced their intention to attend by no later than Friday, April 2,2004 are entitled to participate in the Annual Meeting of the Shareholders and to exercise their voting rights. Shareholders who are registered in the share register may notify the company of their intention to attend by contacting

DaimlerChrysler AG,
Investor Relations HPC 0324
70546 Stuttgart, Germany

or electronically via the Internet at

www.DaimlerChrysler.com/ir/am2004.

        Shareholders who are registered in the share register may also have their voting rights exercised by a representative, by a bank, or by a shareholder association. In such cases, the authorized representatives must be registered in advance by the shareholder or shareholder's representative. In such instances we ask that shareholders forward the forms they have received to an authorized representative of their choice together with their respective instructions.

        If a bank is entered in the share register, it may only exercise voting rights attaching to shares it does not own if it has been authorized to do so by the shareholder.

        As a special service we offer our shareholders the opportunity to be represented at the Annual Meeting of the Shareholders by employees of the company. Powers of attorney and pertinent relevant instructions can be issued in writing or by fax to the company (Fax no. +49 (0) 711 17-94075) or directed to the aforementioned Internet address. Details can be found in the documents mailed to shareholders.

        All motions and inquiries from shareholders must be directed to the following company addresses:

In writing or by fax to:
DaimlerChrysler AG
Investor Relations HPC 0324
70546 Stuttgart, Germany
(fax: +49 (0)711 17-94075)

By email to:
 investor.relations@daimlerchrysler.com

13

        Motions from shareholders which are intended for publication and are received before midnight on March 23, 2004 C.E.T. shall be published on the Internet at www.daimlerchrysler.com/ir/am2004 as soon as they are received. Any statements from the management shall be published after this date on the same Internet page.

        The company will send the agenda for the Annual Meeting of the Shareholders on April 7, 2004, together with the summary report for the 2003 financial year and the documents for registration and the issuance of proxy voting authorizations, to the shareholders registered in the company's share register.

        Shareholders who are unable to attend the Annual Meeting in person can follow the speeches of the Chairman of the Supervisory Board Chairman and the Chairman of the Board of Management on the Internet at www.daimlerchrysler.com/ir/am2004, where they will also find information on the Annual Meeting and, subsequently, details of the votes cast.

Stuttgart, February 20, 2004

DaimlerChrysler AG

The Board of Management

14

Appendix to the Agenda:

        Details pursuant to Section 128 (2) of the German Stock Corporation Law

Members of the Board of Management or employees of DaimlerChrysler AG are also members of supervisory boards of the following credit institutes:

  Bayerische Hypo- und Vereinsbank AG
  DaimlerChrysler Bank GmbH
  HVB Real Estate Bank AG

        No member of the DaimlerChrysler Supervisory Board is employed by any bank or a member of any bank's board of management.

Credit institutes that hold equity in DaimlerChrysler AG that must be disclosed pursuant to Section 21 of the German Securities Trading Law:

        Deutsche Bank AG, Frankfurt (11.8%)

Credit institutes that belonged to a consortium that within the last five years carried out the company's last securities issue:

  ABN AMRO Bank N.V.
  Banc of America Securities Inc.
  Banc One Capital Markets Inc.
  Barclays Bank plc
  Bayerische Hypo- und Vereinsbank AG
  Bayerische Landesbank Girozentrale
  Bear Stearns & Co.
  BNP Paribas
  Caboto Holdings SIM S.P.A.
  Citigroup
  Commerzbank Aktiengesellschaft
  Credit Suisse First Boston Corporation
  Credit Agriole Indosuez
  Deutsche Bank AG
  Dresdner Bank AG
  DZ Bank Deutsche Genossenschaftsbank AG
  Goldman Sachs & Co.
  HSBC Bank plc
  J.P. Morgan Chase & Co.
  Landesbank Baden-Württemberg
  Morgan Stanley & Co.
  Royal Bank of Scotland
  Scotia Bank
  Société Générale
  Westdeutsche Landesbank Girozentrale

15

2

DaimlerChrysler

In the following you will find counter-motions from shareholders who oppose the proposals made by the Board of Management and the Supervisory Board on the agenda of the Annual Meeting on April 7, 2004, which the Company has to make accessible to all shareholders. After expiry of the period to submit counter-motions on March 23, 2004, a statement of position of the Management on some or all of these issues may also be posted here.

Counter-Motions
 6th Annual Meeting DaimlerChrysler AG
April 7, 2004, Berlin Fair Trade Center (Messe Berlin)

Dear Shareholders,

For our Annual Meeting to be held in Berlin on April 7, 2004, some shareholders have submitted counter-motions to Agenda items 2, 3, 4, 6, 7 and 8.

The following counter-motions are listed in chronological order as submitted to DaimlerChrysler.

Hans-Walter Grünewälder, Brahmsstraße 27, 42289 Wuppertal

Regarding Item 3 of the Agenda

"The actions of the Board of Management are not to be ratified.

Reason:

At one of the first annual meetings after the departure of his predecessor, Mr. Reuter, Mr. Schrempp admitted that he was responsible for the purchase of Fokker and thus also for the resulting billion-deutschmark loss. Now that a billion-euro loss has arisen from the merger with Chrysler and the acquisition of a stake in Mitsubishi, from the shareholders' perspective Mr. Schrempp is the most costly Board of Management Chairman that the Company has ever had. The latest loss-making act of Mr. Schrempp is his well-known interview with the "Financial Times", which according to a report in the "Spiegel" has already cost 300 million dollars to settle a class action taken by former Chrysler shareholders, who concluded from this interview that a "merger of equals" had never been planned. Furthermore, the legal expenses of the action brought by Mr. Kerkorian, the outcome of which is still uncertain and which could lead to an additional billion-euro loss, are likely to be higher than Mr. Schrempp's fixed salary.

It is hard to imagine where the price of Daimler's shares would be today if the so-called global positioning had not taken place. Whereas DaimlerChrysler's shares are worth about the same as at the end of 1994, BMW's shares have roughly doubled in price over the same period. The "Schrempp effect" has thus led to a severe disadvantage for the Company and the DaimlerChrysler shareholders."

Regarding Item 4 of the Agenda

"The actions of the Supervisory Board are not to be ratified.

Reason

As already stated in my counter-motion above, Mr. Schrempp's activities have cost the Group billions in recent years. According to press reports, Mr. Schrempp's contract is to be extended.

Instead of extending his contract, the proper duty of the Supervisory Board would be not only to dismiss Mr. Schrempp, but also to sue him for damages arising from his interview in the "Financial Times". If Mr. Schrempp had been relieved of his duties earlier, as previously demanded by other shareholders, at least the losses arising from this interview would not have been incurred. For this reason, the Supervisory Board is already to blame and it can only be regarded as unacceptable if Mr. Schrempp's contract is really to be extended.

In addition, the behavior of the Supervisory Board also has an impact in the sphere of society and politics. One often hears complaints that large sections of the population are envious of high board of management compensation. It is debatable whether this really is envy or just anger at the powerlessness of shareholders when a board of management member is unequal to his task and remains in office nevertheless. It is a fact, however, that there has never been such a discussion in connection with Mr. Hartmann of Eon, Mr. von Pierer of Siemens, or Mr. Dormann of Hoechst—now Aventis, who have managed their companies excellently, but particularly in connection with Mr. Schrempp, who has received extremely high compensation and failed as a board of management chairman.

With my letter of January 2, 2001 to the Chairman of the Supervisory Board, Mr. Hilmar Kopper, I already pointed out to the Supervisory Board the grave errors committed by Mr. Schrempp—from the perspective of a shareholder—by enclosing a copy of a letter addressed to Mr. Schrempp himself with this criticism, and received no reply, neither from Mr. Schrempp nor from the Supervisory Board. Instead, his contract was extended, earlier than necessary and contrary to all reason."

Regarding Item 8 of the Agenda

"Article 13, Paragraph 1 of the Articles of Incorporation is to remain unchanged.

Reason:

A few days ago, the Federal Supreme Court prohibited supervisory board members from receiving stock options from companies which they are meant to supervise. Phantom shares are merely an attempt to avoid this prohibition, and it is highly likely that they will therefore also be prohibited by the Federal Supreme Court."

***

Paul Russmann, Forststr. 160 c, 70193 Stuttgart

Regarding Item 3 and 4 of the Agenda

"The actions of the Board of Management and the Supervisory Board are not to be ratified.

Reason:

Numerous shareholders grant proxy voting rights to DaimlerChrysler Critical Shareholders, Arndtstr. 31, 70197 Stuttgart, phone: 0711/608396, e-mail: orl@gaia.de, www.kritischeaktionaere.de, because the Board of Management and Supervisory Board ignore their demands to abandon the production and export of armaments. Although DaimlerChrysler has disposed of the armaments parts of MTU, at EADS, in which Daimler holds a stake, the share of armaments is to be increased from 25% to 30% during the coming years. In other words: In the future, even more Daimler/EADS weapons will be exported all over the world: Through the export of weapons, "conflicts are exacerbated in an irresponsible manner" (statement in Stuttgart by Christian churches in 1988 on the subject of armaments exports).

The Daimler/EADS weapons include the mine-laying systems offered by EADS Lenkflugkoerpersysteme GmbH (EADS-LFK) such as the export-only Autonomous Freeflight Dispenser System (AFDS). With this, according to LFK a low-cost system, sub-munitions such as the MIFF and MUSPA mines and the MUSA bomblet can be projected. MIFF and MUSPA are classified by other countries as antipersonnel mines, causing Italy to destroy its stocks of these mines, for example. In addition, EADS-LFK also supplies so-called laying systems such as the DWS 39 or Taurus, which can also be used with mines and sub-munitions directed against persons. (see "Frankfurter Rundschau", September 25, 2003).

Although the danger of a nuclear war has never been as great as today, according to the Director of the International Atomic Energy Organization (IAEO), Mohmammed el Baradei, and atomic weapons are "fundamentally in breach of international law", a "crime against humanity", and "morally despicable", in 2003 DaimlerChrysler once again ignored the statements of Christian churches and the International Court of Law: Instead of behaving as a responsible global player and promoting the destruction of all atomic weapons, Daimler/EADS is participating in the production of new French missile systems for nuclear warheads (M-51 program). In this way, Daimler/EADS is contributing to the nuclear arms race.

Furthermore, with its shareholding in the French nuclear weapons program, Daimler is in violation of its own "controlling mechanism for the export of embargoed goods, defense technology in particular".

The key point of this guideline, which was created after the Gulf war in 1991, prohibits DaimlerChrysler employees from being involved in the production of nuclear, biological or chemical weapons of mass destruction: "Any kind of involvement in nuclear, biological or chemical weapons and their components, as well as the establishment of production facilities for such weapons, is ruled out."

Summary: Instead of the urgently needed contribution to converting jobs in armaments production to civil manufacturing, in 2003 the Board of Management and the Supervisory Board of DaimlerChrysler AG also ignored the Group's (proportionate) production of weapons and armaments goods. It thus did not fulfill its moral and ethic responsibility and failed in its duty to supervise the Group's Board of Management."

***

DSW, Deutsche Schutzvereinigung für Wertpapierbesitz e. V.,

Postfach 35 01 63, 40443 Düsseldorf

Regarding Item 3 of the Agenda:

"The actions of the Board of Management are not to be ratified.

Reason:

The vision of the Board of Management of a global corporation has failed. For several years now, none of the earnings forecasts have been achieved. This fact is reflected by the poor performance of the share price.

The "Toll Collect misery" has caused the company not only real expenses, but also enormous image damage."

Regarding Item 4 of the Agenda

"The actions of the Supervisory Board are not to be ratified.

Reason:

Despite the continuation of the failure to meet objectives and the failure of his vision of a global corporation, the contract of the Board of Management Chairman has been extended by the Supervisory Board.

In addition, the Supervisory Board intends to pay itself variable compensation related to the share price. This contradicts the latest verdict of the Federal Supreme Court (Ref. No.: II ZR 316/02) and is therefore unlawful. As further justification, we refer to our counter-motion to Item 8 of the Agenda."

Regarding Item 8 of the Agenda

"For the alteration of Article 13, Paragraph 1 of the Articles of Incorporation of DaimlerChrysler AG, permission to pay an element of compensation related to the share price is rejected.

Reason:

The Federal Supreme Court stated unmistakably in its decision filed under Reference Number II ZR 316/02 that the compensation of the members of a supervisory board may not be dependent on the performance of the company's shares.

The independence of the supervisory board is impaired if components of compensation are based on the same incentives as for the board of management which it is supposed to monitor. Thus the prohibition stated by the Federal Supreme Court applies not only to the stock-option plans of the members of the Supervisory Board, but also to all components of their compensation which are related to the share price.

The variable compensation for the members of the Supervisory Board proposed for resolution in Item 8 of the Agenda in the form of phantom shares is dependent on the share price, and is thus affected by the verdict of the Federal Supreme Court."

***

Holger Rothbauer, Poststraße 12, 72072 Tübingen

Regarding Item 4 of the Agenda

"The actions of the Supervisory Board are not to be ratified.

Reason:

Since pursuant to applicable Stock Corporation Law it is not possible to propose that only the actions of the members of the Supervisory Board representing the shareholders are not ratified, this motion is proposed for the non-ratification of the actions of the members of the entire Supervisory Board.

The members of the Supervisory Board failed to resolve that the salaries of the individual members of the Board of Management have to be listed separately. From the Annual Report 2003, it can only be seen that the salary payments for the entire Board of Management once again increased enormously compared with 2002. In addition, the personnel question should have been raised concerning the chairmanship of the Board of Management, as Mr. Schrempp could cause the Group damage in the billions in the current Kerkorian case as a result of his interview in the Financial Times on the takeover of Chrysler. Instead of that, his contract has been extended by another three years, and one supposes his salary has also been increased.

Non-ratification is to be decided on in particular because the members have failed, despite the Corporate Governance Code, to propose competent women and younger candidates for membership of the Supervisory Board. All of the candidates are men, all of them are over 60 and mostly members of boards of other companies, which function alone precludes the proper monitoring of the Board of Management by the Supervisory Board."

Regarding Item 7 of the Agenda

Motion A

"Ms. Marion Struck-Garbe, 56, of Hamburg, social economist and lecturer at the University of Hamburg, Chairwoman of the Pacific Network, specialist for peace and the environment at Greenpeace Germany,

and

Motion B

Prof. Dr. phil. Ulrich Albrecht, 63, of Berlin, engineer and currently Professor of Peace and Conflict Research in the Faculty of Politics and Social Sciences of the Free University of Berlin,
are hereby proposed for election to the Supervisory Board of DaimlerChrysler AG, Stuttgart.

(Declarations of consent for their candidatures have already been received from Ms. Marion Struck-Garbe and Prof. Ulrich Albrecht. Neither of them is a member of any other supervisory board at present.)

Reason:

To this extent, the Management's proposal for the election of the two candidates in Item 7c, No. 7 (Mr. Manfred Schneider) and No.8 (Mr. Bernhard Walter) will be opposed in the Annual Meeting. As a shareholder representative of the Association of Critical DaimlerChrysler Shareholders (KADC), Arndtstr. 31, 70178 Stuttgart, I am very concerned about the structural and economic development of the Group. In particular, the disasters of the "Kerkorian case" and the "Toll Collect failure", for which Board of Management Chairman Jürgen Schrempp is responsible, are just two conspicuous events from last year which have greatly damaged the Group's image and continue to point to an uncertain future with the possibility of horrific claims for damages.

And holding on with no explanation to the largest stake in the armaments company, EADS, does not exactly contribute to a positive image.

It was only after massive and clear pressure from the KADC in combination with Greenpeace that the Group at least decided to gradually introduce soot-particulate filters in some diesel vehicles. This is far too half-hearted and is also evidence of the loss of technological leadership in this area.

Instead of accepting the new technical challenges of our time in the field of transport technology and the environment, and thus occupying the markets of the future, the Group's management has entered into an incalculable adventure and is also holding on to image-damaging armaments production with EADS. Reorientation is essential, particularly in these areas.

Prof. Dr. Ulrich Albrecht is the most renowned conversion expert in Germany. With a doctorate in engineering from the University of Stuttgart, a political scientist and economist, he is the expert required to expand the expertise of the Supervisory Board. Due to his longstanding experience, for several years he was a member of the United Nations University in New York and thus also of many international specialist committees occupied with economic restructuring measures, Prof. Albrecht is particularly well qualified as a Supervisory Board member to monitor the continuing restructuring processes at the Group. Especially for skilled support for the Group's exit from armaments production and from EADS, Prof. Albrecht would be an excellent addition to the expertise of the Supervisory Board, and unlike many other Supervisory Board members and the candidates proposed by the Management, he is not active in numerous other companies, but could concentrate fully on this function at DaimlerChrysler.

Ms. Marion Struck-Garbe is 56 years old, a social economist and a lecturer at the University of Hamburg, Chairwoman of the Pacific Network and currently active as a specialist for peace and the environment at Greenpeace Germany. She is a highly competent expert particularly in the area of environment technology and could provide what has hitherto been an exclusively male and elderly Supervisory Board with interesting stimulus, particularly in the area of the Group's environmental orientation, and more competently monitor the work of the Board of Management in this respect. With the election of such a competent woman to the Supervisory Board, the Group would then fulfill the requirements of the Corporate Governance Code."

***

Maria Postel, Roßbergstraße 11, 73734 Esslingen

Regarding Item 3 of the Agenda

"The actions of the Board of Management are not to be ratified

Reason:

For four years now, the Association of Critical DaimlerChrysler Shareholders (KADC) (www.kritischeaktionaere.de/Konzernkritik/konzernkritik.html) has been demanding that soot-particulate filters (SPF) are fitted as standard equipment in all diesel cars. At the last Annual Meeting, the Board of Management repeatedly rejected the introduction of this innovative technology as standard equipment, although it has been proven beyond doubt that diesel soot above a certain concentration can cause cancer. The irresponsible blockade by the company's management over several years has led to increasing public pressure. Numerous activities, for example by Greenpeace in front of the DaimlerChrysler headquarters in Möhringen and at the last Annual Meeting in Berlin, have led to broad support for the introduction of SPF, and have made clear to the public how the Group is refusing to cooperate on this issue. In July 2003, Greenpeace Germany called for charges to be brought against DaimlerChrysler. The attitude of DaimlerChrysler AG is still met with incomprehension by the public at large. Meanwhile, the first cases have become known in which customers have decided against buying diesel cars from DaimlerChrysler because they do not provide sufficient protection. In addition, massive loss in value is to be expected for diesel cars without such filters. The consequence is that DaimlerChrysler is losing important customers for the fourth year in succession in the increasingly important market for cars with diesel engines. For a long time now, the Group has been losing technological leadership, particularly to the French PSA (with its Peugeot and Citroen brands). PSA successfully developed a soot-filter system for diesel cars and put it into series production four years ago. Peugeot alone has sold far more than 500,000 diesel cars with soot filters. DaimlerChrysler, however, offers just four models with SPF — in all cases as an extra costing at least €580. With technology leader PSA it is different: All of its Peugeot and Citroën diesel cars are now delivered with soot filters as standard equipment. The Peugeot 307 HDi FAP 135 is at present the cleanest diesel car on the market.

DaimlerChrysler, however, is still playing for time and selling its customers yesterday's technology. Jürgen Hubbert persistently refuses to fit particulate filters to every car. Quotation: "Wherever we can fulfill Euro 4 Diesel without a particulate filter, we do so." As if it were only a matter of fulfilling the existing norms! At the same time, within the German Association of the Automotive Industry (VDA), the Group is putting massive pressure on the Federal Government in an attempt to prevent the introduction of a 2.5 mg/km limit on particulate emissions from diesel engines, which sixteen state environment ministers and the Federal Ministry of the Environment agreed on in November 2003. Instead of this, the limit should be fixed at 8.5 mg/km — more than three times as high. This policy is in no way compatible with a responsible corporate policy on health and the environment. Jürgen Hubbert in particular in his responsibility for the Mercedes Car Group has shown a lack of competence and awareness on environment issues, and has allowed the Group to fall years behind the competition. It is therefore essential that he is replaced immediately.

This year the management will point out that the combination of the EU-4 emission norm and diesel particulate filter has been on offer since October 2003, as supposedly the "first automotive brand in the world". However, there is no mention of the fact that the filters have only been offered on a few models, that customers have to pay at least €580 for them, and that DaimlerChrysler's blockade strategy still aims to avoid the standard (!) introduction of this technology for all (!) diesel cars. In addition, the Group is constantly attempting to create the impression that filter systems without additives are better and more effective — once again the "Toll Collect solution" is being pursued (over-engineered, more complicated, later, more expensive). But other manufacturers have made enormous progress with the introduction of soot-particulate filters as standard equipment, and are sensibly working in parallel on further reduction goals. A preventative strategy — as has been practiced by DaimlerChrysler for years — is rejected as irresponsible by competitors from France, Italy and Japan.

I demand of DaimlerChrysler the immediate introduction as standard equipment of soot-particulate filters at no extra cost in all cars with diesel engines, accompanied by significant efforts to retro-fit all used diesel cars with an effective filter technology. Mr. Dauensteiner of the Association of Critical DaimlerChrysler Shareholders will represent this motion at the Annual Meeting and will propose it for voting. Please address all inquiries to him (alexander@dauensteiner.de)."

Regarding Item 4 of the Agenda:

"The actions of the members of the Supervisory Board of DaimlerChrysler AG are not to be ratified.

Reason:

The monitoring of the Board of Management of DaimlerChrysler AG concerning the issue of environmental protection and the Toll Collect disaster either did not take place or was completely insufficient. I name just a few as examples from a large number of dissatisfactory events that occurred in 2003:

The reduction in fuel consumption for all of the Group's vehicles that is required for international climate protection is meanwhile actually making great steps backward: On the basis of the figures published by the German Association of the Automobile Industry (VDA), the cars produced by DaimlerChrysler AG for model year 2004 consume more fuel than the cars of model year 2003: 0.03 liters per 100 km or 0.3% more. Already last year, the Group only achieved a poor reduction in fuel consumption of 0.06 liters per 100 km. If the consumption figures of the Maybach cars are also included, there is an average consumption of more than 9 liters per 100 km, equivalent to an increase of 1.3%. The Group therefore has not kept its promises in terms of reducing fuel consumption. The fact that some of the competitors have been significantly more successful is shown by the example of other German automobile manufacturers, who achieved a reduction in fuel consumption of 4.5% within one year.

Already in the year 1996, the Association of Critical DaimlerChrysler Shareholders (www.kritischeaktionaere.de/Konzernkritik/konzernkritik.html) pointed out that according to the experts, fuel-cell drive (which is a very promising technology) is only likely to go into series production in the mobile sector as a vehicle drive system after the year 2010, and therefore other concepts are necessary to reduce fleet consumption. The KADC spokesperson, Alexander

Dauensteiner, referred in his speech of May 22, 1996 to highly efficient hybrid drive (as in the so-called Hypercar) as an alternative to the fuel cell. At that time the Group merely called the concept "arithmetically viable". Far too late, it was recognized that this highly efficient technology can make an important contribution to reducing fuel consumption. Jürgen E. Schrempp himself referred to hybrid drive at the 2003 Annual Meeting as being limited to cars, where it represents the "technically optimal solution". In the Annual Report 2003, hybrid technology is now referred to as a bridge to fuel-cell technology and the entire vehicle range is included, from cars to vans to trucks to buses. The far-reaching strategic error of pursuing fuel-cell technology as virtually the only option for future drive technology should have been recognized by the Supervisory Board at an early stage.

Before the 1998 Annual meeting, the KADC published evidence that Daimler-Benz AG had abandoned a concept for a car that would consume only about two liters of fuel per 100 km. Meanwhile Volkswagen is showing the way and is developing a prototype requiring only about one liter, DaimlerChrysler will apparently maintain its stubbornness and will still not pursue innovative and challenging consumption targets. There have been no activities by the Supervisory Board even to compensate for the loss of innovation leadership with environmentally friendly developments.

At the DaimlerChrysler Annual Meeting in 2003, the Association of Critical DaimlerChrysler Shareholders complained that the Mercedes-Benz M-Class only fulfilled the EURO 2 norm. But there was also advertising claiming fulfillment of the EURO 3 norm, although it was only the marginal borderline case for light trucks, which is significantly higher than for cars. Last year, DaimlerChrysler had to renege, however: In its advertising for an M-Class model, the Group now refrains from showing a misleading emissions table with too-low emission values. In this matter, the Supervisory Board did not completely fulfill its monitoring duties and thus damaged the Group's public image.

The Supervisory Board bears co-responsibility for the failure of Toll Collect GmbH. Not only the fact that it consented to the financing of Toll Collect GmbH, but no action at all is to be recognized in the Group's interests in the Toll Collect disaster. As well as the immense financial loss for DaimlerChrysler AG (amounting to €200 million last year), the incompetent procedure regarding the operator consortium has led to a massive loss of image, upon which it is not yet possible to put a figure. In technical terms, Toll Collect has so far failed completely anyway. Yet recently, at the Annual Press Conference on February 19, Jürgen E. Schrempp described the satellite-based toll system as "the best system in the world at present". A more amateurish communication strategy is hard to imagine — the future of the toll system is still completely unclear."

***

Andreas Berger, Industrial engineer, Parkweg 1a, 15374 Müncheberg

Regarding Item 7 of the Agenda:

Motion C

"I hereby announce that I would like to be elected to the Supervisory Board of DaimlerChrysler AG as a representative of the shareholders, and request inclusion of my name in the list of candidates.

Additional details:
Occupation:	Managing director of IGT Innovative Gebäudetechnik GmbH, 15374 Müncheberg
Other board positions:	No membership of any other Supervisory Board:"

***

Wimmar Breuer, Mozartstrasse 13, 51427 Bergisch Gladbach

Regarding Item 3 of the Agenda:

"The actions of the Board of Management are not to be ratified.

Reason:

Although studies prove conclusively that thousands of people die of cancer every year in the European Union as a result of diesel-soot particulate, the Board of Management still ignores this fact and delays the important market introduction of soot-particulate filters for all vehicles at no extra cost.

DaimlerChrysler and the automotive industry are not only obstructing the introduction of effective filter technology for new vehicles, but it are also undermining all progress in the field of retrofitting by means of targeted lobbying at the German Federal and the European Union levels. Similarly, the companies that belong to the German Automotive Industry Confederation want to sell a large proportion of their diesel cars without soot-particulate filters. By placing massive pressure on the Federal Government, they are attempting to prevent the imposition of a strict health-protecting pollutant limit for diesel vehicles of 2.5 mg per km, which was agreed upon by the state environment ministers and the Federal Environment Ministry in November 2003. Instead, a higher limit or none at all is to be prescribed. A higher limit would mean that soot-particulate filters would only exist for cars with extremely powerful diesel engines, but not in the compact class and middle class. A level of 1 mg per km is technically feasible also as a retrofit. This has been demonstrated realistically for the last two years by a Mercedes retrofitted by TÜV on behalf of Greenpeace. It is therefore no problem at all to meet a limit of 2.5 mg per km.

These efforts to achieve a higher limit are also blocking the existing German soot-filter technology and its global export opportunities. In addition, a massive loss in value is to be expected for our cars without soot-particulate filters. Through this attitude of refusal and the public pressure from environmental and consumer associations and automobile clubs, we are losing important car customers to the competition, because the public has no comprehension for this environmentally hostile attitude which causes not only thousands of deaths from cancer, but also asthma, allergies and circulatory complaints.

I therefore demand the introduction as standard equipment of soot-particulate filters in all diesel cars without any extra costs. There is no plausible reason not to do so."

***

Otto-Bernd Beckmann-Vagedes, Grüner Weg 4, 46395 Bocholt

Regarding Item 3 of the Agenda:

"The actions of the Board of Management are not to be ratified.

Reason:

This Board of Management under the leadership of Board of Management Chairman, Mr. Schrempp, is responsible for the disaster of the merger with Chrysler, the shareholding in Mitsubishi and the involvement in Toll Collect, with losses in the billions for the company, not to speak of the image damage to come. The Board of Management should be held accountable for the damage that has arisen, like any "entrepreneur" is accountable for his company, instead these employees of the company receive horrendous Board of Management compensation and waste the money of the company's proprietors — the shareholders, and jeopardize the jobs of the workforce."

Regarding Item 4 of the Agenda:

"The actions of the members of the Supervisory Board are not to be ratified.

Reason:

Instead of prohibiting the loss-making activities of the Board of Management and especially its Chairman, Mr. Schrempp, the Supervisory Board passively observes the bustle of the Board of Management and has approved an early extension to the contract of the main culprit, Mr. Schrempp, instead of chasing him out of office with chastisement and shame."

Regarding Item 6 of the Agenda:

Motion D

"Treasury shares are not to be acquired, unless points f and g are deleted/not approved."

Regarding Item 7 of the Agenda:

"The proposals for election to the Supervisory Board are to be rejected.

Reason:

Firstly, these gentlemen have by no means represented the interests of the shareholders in the past.

Secondly, no member of the Supervisory Board should have passed the age of seventy at the time of his election. No member of the Supervisory Board should hold more than two other Supervisory Board positions or comparable positions. Supervisory Board members with four or twelve or also five or eight or seven other such similar positions are unable to fulfill their duties as members of the Supervisory Board of DaimlerChrysler AG and representatives of the shareholders' interests. One can assume that they are primarily interested in receiving the compensation. The motion under Item 8 would support this view. The lack of supervision then leads to disastrous management, as we have experienced from the Board of Management. And, a banker as Chairman of the Supervisory Board is a mistaken appointment, a banker knows nothing of the problems of a manufacturing company.

The composition of the Supervisory Board resembles a list of members of a pensioners club. With all respect for the achievements of at least some of the gentlemen proposed for election, we need younger members of the Supervisory Board who are still professionally active and not pensioners.

If no suitable younger gentlemen can be found at short notice, the proposed gentlemen should be elected for just one year or should retire voluntarily at the next Annual Meeting and make way for younger qualified gentlemen or ladies."

Regarding Item 8 of the Agenda

"No.

Reason:

The proposed alteration is unlawful in spirit and contradicts the latest judgement of the Federal Supreme Court. In addition, due to the aforementioned facts the Supervisory Board does not deserve an increase in compensation. The motion strengthens the suspicion, however, that the members belong to the Supervisory Board above all due to the lucrative compensation, but not in the interests of their formal clients, the shareholders."

***

Gert Schulze, Jagdweg 13, 01445 Radebeul

Regarding Item 7 of the Agenda

Motion E

"I have held shares in DaimlerChrysler for many years. The company is not being managed in the interests of its owners and is in urgent need of reform! In order to monitor the Group's management, I therefore propose myself as a candidate for election to the Supervisory Board at the next Annual Meeting to be held in Berlin on April 7, 2004. I was born on December 25, 1950 and work in the Dresden-Neustadt Municipal Hospital as Chief Plant Engineer. I do not hold any other supervisory board positions."

***

Dr. med. Christoph Klotz, Im Bilskamp 2e, 48167 Münster/Westfalen

Regarding Item 7 of the Agenda

Motion F

"I propose myself as a candidate for election to the Supervisory Board representing the shareholders.

Personal details:	physician and pharmacist,
proprietor of publishing house VPMI,
chief executive of ÖVO mbH,
(a company for public relations and sales for the support of charitable organizations),
51 years old, shareholder in DaimlerChrysler AG,
no other supervisory board positions held.

Due to a trip abroad, I cannot personally attend the Annual Meeting. If my candidature is successful, I accept the position.

Reason:

The Supervisory Board is meant to monitor the company for the benefit of company and its shareholders. It is supposed to be independent and without any obligations towards any particular interests. The Supervisory Board candidates proposed by the Management are on average 65 years old. Candidates Owens, Walter and Wössner already hold many other supervisory board positions. Not without reason, the German Stock Corporation Law stipulates that a member of a supervisory board may not have more than ten points in the assessment of his supervisory board positions, in order to ensure that he or she can work properly and to avoid potential conflicts of interest."

***

Bernd Becker, Taunusstrasse 32, 61239 Ober-Mörlen

Regarding Item 7 of the Agenda

Motion G

"Election proposal to the Supervisory Board No. 8 — Mr. Bernhard Walter — is to be deleted! Instead of this person, I propose that the following representative of the shareholders is elected for the period of office until 2008: Mr. Bernd Becker, retired bank branch manager, since 1989 lay judge and arbitrator, bearer of the Letter of Honor of the State of Hesse, no membership of any other supervisory board at present.

Reason:

Mr. Walter is at present a member of nine (9!) Supervisory Boards. This makes conflicts of interest inevitable, and it is also very difficult to carry out all nine memberships with 100% performance and conscientiousness.

Mr. Becker also comes from Hessen and is also from the banking sector; but unlike Mr. Walter, Mr. Becker is not burnt out, is not subject to any conflicts of interest, and has the right experience. By the way, a small shareholder should also get a chance!"

Regarding Item 8 of the Agenda

Motion H

"I propose resolving as follows:

a) 1. The paragraph, "In addition, the members of the Supervisory Board are to receive.......an attendance fee of €1,100 per meeting" is deleted without any replacement!

Reason:

        The proposed fixed and variable compensation is absolutely sufficient! With the current economic situation, the Supervisory Board should also send out a "saving signal!"

***

Hans-Jürgen Simbal, Karl-Finkelnburgstr. 19, 53173 Bonn

Regarding Item 3 of the Agenda

        "The actions of the Board of Management are not to be ratified.

Reason:

        "The Annual Report clearly describes the failed "global player" expansion policy. All of the persons involved have only negative results to show for this. There is no sign that the breakeven has been achieved.

        From the perspective of growth, the Board of Management only wants to catch up with the productivity and efficiency of its competitors. But with their income, they already make comparisons with the world's best. The question arises as to whether performance-related income should only be applied to the "productive workforce". The Board of Management should also observe the rules of effectiveness and not only keep an eye on economic efficiency.

        On corporate governance at DaimlerChrysler:

        The lack of disclosure and the arguments placed in the media by the Board of Management regarding individual compensation (for each member of the Board of Management) are incomprehensible. Whoever expects to be trusted must also create trust. With the recognition of performance, provided that this is proven, there is less envy in our society than is often assumed. Stock options and benefits should only be paid when business developments are positive and share prices are rising, in order to avoid creating the impression that the Board of Management is just helping itself. The present form is to be rejected!

        D&O insurance

        A deductible should be clearly specified for the members of the Board of Management and the Supervisory Board, e.g. X% of total income in all described cases. The present form is to be rejected."

Regarding Item 4 of the Agenda

        "The actions of the Supervisory Board are not to be ratified.

Reason:

        This is included in the point above."

Regarding Item 7 of the Agenda

        "The election is to be rejected.

Reason:

        When up to twelve memberships are held, 100% performance as required by the company and the shareholders is not possible."

Regarding Item 8 of the Agenda

        "The change in compensation is to be rejected.

Reason:

        This is included in the points above."

***

Dietrich-E. Kutz, Gymnasiumstr. 10, 88400 Biberach

Regarding Item 3 and 4 of the Agenda

        "The actions of the Board of Management and of the Supervisory Board are not to be ratified"

Regarding Item 6 of the Agenda

Motion I

        "The proposed resolution authorizing the acquisition of treasury shares to serve the 2000 stock-option plan is to be rejected due to the failure of this stock-option plan and due to the fact that goals have not been achieved."

Regarding Item 7 of the Agenda

        "Election to the Supervisory Board, the proposed candidates are not to be elected due to their lack of the right background.The candidates for membership of the Supervisory Board are to be elected individually, so that the intentions of each candidate can be dealt with in detail and they can be better assessed, and so that that candidates from the group of independent shareholders might be placed."

Regarding Item 8 of the Agenda

        "The proposed resolution on changing the compensation is to be rejected due to uninhibited excess."

Reasons for the Items 3, 4, 6, 7 and 8:

        "The shareholder value that has been achieved is insufficient and therefore cannot be ratified. The Board of Management and the Supervisory Board have once again not fulfilled the prospects and visions. The discrepancy between potential and performance has not been resolved. Aims and reality are still very far apart. There is no justification for the extra payment of $300 million to the Chrysler shareholders. Where is the compensation for the Daimler shareholders?

        What is the level of the damages for the failure of the truck toll (Toll Collect company)? The banal statement that is repeated every year, we cannot be satisfied, does not demonstrate the required ability to master the tasks ahead. Who are the personified question marks in the Management? Perhaps it is time for a change of personnel, in order to get back on a successful course. The stock-option plans do not make any sense and are morally questionable due to their proven lack of success and effectiveness, see the current share price, and due to the aspect of the beneficiaries helping themselves. They have not achieved their goal and should not be allowed to perpetuate themselves. Too many shares have already been granted to the Management in the context of the stock-option plan, the shares have already been diluted and the protection and intention of the shareholders have not been considered for long enough. For these reasons, the stock-option plan is not to be continued. This fact has been recognized by the Board of Management and was published in July 2003 (M. Gentz, CFO), with instructions to work on the issue by autumn and to present proposed solutions.

        Why did this not happen and why is this not an item on the agenda of this shareholders' meeting? The proposed candidates for the Supervisory Board are objected because they have no appropriate track record and there is a lack of confidence (Mr. Hilmar Kopper). Their benefits for the company are not described or justified. It is therefore not sacrosanct that they remain/enter the Supervisory Board. There is also a lack of a representative of the free float and there are no qualified alternative candidates to those proposed. It is proposed that additional non-transparent and incomprehensible components are added to the Supervisory Board compensation, which is already morally questionable and not in keeping with the times. These demands have no credibility with the company's poor situation and the miserable share price. Where are the ethical criteria for management compensation? The sheer egoism that is in evidence here should not be allowed to go any further. My urgent appeal to all shareholders is to recognize the long-term effects of this egotism and these intentions, and to put an end to this overbearing self-interest and complacency. Please vote for the counter-motions."

***

Hans-Jürgen Schmidt, Primelweg 7, 12357 Berlin

Regarding Item 7 of the Agenda

Motion J

        "Persons may only be elected to the Supervisory Board who are not yet 65 years of age on the day of the Annual Shareholders' Meeting."

Reason:

        "Many industrial companies are of the opinion that employees above 50 years of age are no longer productive and should therefore only work part time. It is unacceptable that persons aged 68 to 75 are elected to the Supervisory Board."

***

Jonas Pendzialek, Stiftungsstraße 7, 30880 Laatzen

Regarding Item 2 of the Agenda

        "The proposal to distribute a dividend of €1.50 per share is rejected.

Reason:

        The distribution of profits merely represents an accumulation and centralization of capital, and is only to the benefit of the large shareholders. Small shareholders who are employed in normal work only seem to increase their wealth.

        In addition, there is a conflict of interest between the Board of Management and the Supervisory Board, as their members also hold shares."

Regarding Items 3 and 4 of the Agenda

        "The actions of the Board of Management and Supervisory Board are not to be ratified.

Reason:

        As Germany's largest corporation, DaimlerChrysler has a great responsibility both nationally and internationally. It did not fulfill this responsibility last year. For example:

—
DaimlerChrysler is guilty of exploiting employees. A profit of €1.5 billion shows clearly that value added is produced and thus that the employees at the Group are exploited.

—
DaimlerChrysler is guilty of alienating its own employees. Work is no longer for people's self-realization, but serves only for self-preservation.

—
DaimlerChrysler is guilty of destroying the world. Due to the fact that DaimlerChrysler does not use certain environment-friendly innovations (e.g.

soot-particulate filters) or does not do enough research in this area (alternative drive systems).

—
DaimlerChrysler is guilty of the murder and physical suffering of innocent people. Instead of completely discontinuing its participation in armaments production, these activities are actually being expanded.

—
DaimlerChrysler has failed to introduce the truck toll with the assistance of its subsidiary, Toll Collect. Due to the fact that a technically feasible system was not implemented, immense economic and political damage has been done, which every traffic participant will feel. The refusal to pay reasonable compensation, despite the balance-sheet profit, is evidence of the Group's criminal behavior.

        These points prove that the Board of Management has made itself punishable, apparently not in legal terms, but at least in moral terms. Anyone with common sense and/or a heart will refuse to ratify its actions. The points stated also prove that the Supervisory Board has not exercised its monitoring function. Anyone with common sense and/or a heart will refuse to ratify its actions."

Regarding Item 7 of the Agenda

Motion K

        I, Jonas Pendzialek,19, high-school student, with no other supervisory-board positions, hereby declare my candidacy for the Supervisory Board.

Reason:

        The Supervisory Board has the task of monitoring the Board of Management. However, as the supervisory boards and boards of management of all large corporations are appointed from a small circle of executives, genuine monitoring is not possible. The current Mannesmann case in Düsseldorf demonstrates this fact very impressively. Future Supervisory Board members should therefore not hold any positions in other boards of management or supervisory boards.

        As I am neither a member of a board of management nor of a supervisory board, I fulfill this condition. I feel more than capable of exercising the duty of monitoring that is imposed by the Annual Meeting, unlike the other candidates. A disaster such as the "Toll-Collect" affair might have been prevented if I had been a member at the time."

***

Michael Grünheit, Pfarrlandstraße 19, 14165 Berlin

Regarding Item 7 of the Agenda:

Motion L

Reason:

        "I hereby propose that Mr. Michael Grünheit (born on May 22, 1967), of Pfarrlandstraße 19, 14165 Berlin, be elected as a member of the Supervisory Board of DaimlerChrysler AG. Mr. Michael Grünheit is shareholder and managing director of the group of companies known as TREUHAND, Grünheit Treuhand Wirtschaftsberatungsgesellschaft mbh, and is the chief executive of LBC Lohnsteuer-Beratungs-Centrum e. V. (an income-tax advisory center). He holds no other supervisory board positions."

***

SDK Schutzgemeinschaft der Kleinaktionäre e.V., Karlsplatz 3, 80335 München

Regarding Item 3 of the Agenda

        "The actions of the Board of Management are not to be ratified.

Reason:

        The project of a global corporation must be regarded as a failure also in its sixth year. Around €40 billion of capital has been eliminated and the outlook for the individual divisions is not so positive, for which the Board of Management under Jürgen Schrempp is responsible. After a glimmer of hope in 2002, last year Chrysler once again proved to be dead capital and a likely graveyard for billions of euros. But the biggest worry is that Mercedes' reputation for quality is beginning to suffer, as a consequence of cost pressure due to the burden of cross-subsidization within the Group. And Mitsubishi is threatening to replace Chrysler as the shareholders' nightmare. The pleasing turnaround of the Commercial Vehicles division cannot compensate for these developments. In addition, with the Toll Collect fiasco, the Board of Management has managed to make DaimlerChrysler AG the laughing stock of Germany, Europe and the world. It remains to be seen whether this damage can be limited. Share-price developments still lag behind the competitors and also behind the hypothetical share-price development of Daimler-Benz AG."

Regarding Item 4 of the Agenda

        "The actions of the Supervisory Board are not to be ratified

Reason:

        The Supervisory Board has passively observed the weak performance of the Board of Management, and destroyed the hopes of the shareholders by announcing the contract extension for the hapless Jürgen Schrempp as well as forming the rest of the Board of Management to reflect the power interests of its Chairman. In addition, for last year it has once again issued stock options to the top management at unmerited reference prices without any consideration of the company's situation, thus wasting the shareholders assets.

Regarding Item 8 of the Agenda

        "The proposed new regulation of the Supervisory Board's compensation is to be rejected.

Reason:

        The introduction of variable components of compensation for the Supervisory Board will lead to an identity of material interests of the Board of Management and the Supervisory Board, thus undermining the division of duties into the management of the company and its more long-term supervision, which the German Stock Corporation Law intends and which is highly sensible. It is therefore to be rejected."

***

Prof. Peter Salvers, Im Walde 11, 14532 Kleinmachnow

Regarding Item 3 of the Agenda

        "1. I hereby propose that the actions of the Board of Management should not be ratified.

Reason:

—
At the time of the merger with Chrysler, the Chairman of the of the Board of Management, Mr. Schrempp promised that the share price would rise. At that time, the shares were at €70; on December 31, 2003, the price was just over half that level. So not only was the goal not achieved, but exactly the opposite occurred.

—
The rise in DaimlerChrysler's share price from December 31, 2002 until December 31, 2003 amounted to 26.1%. This was below the average performance of the DAX of 37%. DaimlerChrysler was only in 18th position in the rankings, behind BMW and VW with a share-price rise of 27.1%. (See Der Tagesspiegel, December 31, 2003, p. 20.)

—
Whereas the Global Titans Auto Index rose by a good 5% between October 26 1998, DaimlerChrysler's share price fell by more than 40% in the same period. (See Der Spiegel, No. 7/2004, p. 73.) This is also evidence of bad work by the Board of Management and the obvious failure to achieve its own goals.

—
Due to careless statements by Mr. Schrempp (acquisition instead of merger), claims have been made in court against DaimlerChrysler AG by former

Chrysler shareholders. To my knowledge, a settlement was reached out of court which cost the company some €230 million.

—
Due to the same mistake, a case is now before the courts involving Kirk Kerkorian, a major shareholder. He has made a claim for damages against DaimlerChrysler AG for €1.2 billion. Even if a settlement is also reached in this case, it is likely to cost DaimlerChrysler AG several times the aforementioned amount.

—
According to an investigation by ADAC, a German automobile club, the Mercedes brand is suffering a loss of image. This may have a negative impact on the value of the company.

—
Mercedes vehicles also suffer from poor quality. This is shown for example by an investigation by the ADAC. In the ranking of automobile brands, Mercedes is only in 30th position, far behind cars from Japan and other countries which are usually much less expensive. This can also cause a loss in value for the company in the medium term. But the recall campaign for 2001(?) E-Class models due to serious rust problems also confirms this fact.

—
Due to a mistaken model policy and measures taken too late for the introduction of new modern models, Chrysler group's unit sales in 2003 decreased by 5.2% compared with 2002, and its market share fell below 13%. At the same time, the division continued losing money. Even the unit sales of the Mercedes Car Group fell by 1.4%.

—
DaimlerChrysler's total unit sales fell by about 150,000 vehicles, or 4%, in 2003. In the same period, however, BMW was able to increase its unit sales by 4.3%.

—
Mitsubishi has now been acquired, a company that is also deeply in the red, with a loss of around €620 million in the first half of the 2003/2004 financial year. Apparently, the Board of Management also did not do a good deal with this acquisition. At least one must assume that the price paid was much too high.

—
In the same way, at present it must be doubted as to whether the investment in Hyundai will have positive effects.

—
Entry into the Chinese market with an own production facility took place far too late. VW and BMW recognized the opportunities much earlier and therefore already have considerable success to show. In addition, the Chinese partner chosen for a partnership has caused a considerable conflict with Hyundai.

—
Via DaimlerChrysler Services, DaimlerChrysler is also involved in the failed introduction of Toll Collect. In addition to lost income and probable claims for damages, there has also been image damage that can not yet be quantified. The Board of Management also bears co-responsibility for this.

—
Transparency requirements are not fulfilled. For example, the Board of Management demands compensation in line with international standards (meaning the US level of salaries of course), but it refuses to disclose the individual compensation and has shifted pension obligations for executives into a separate company founded specifically for this purpose, where they need no longer be disclosed.

        Despite this multitude of errors, according to an investigation by the German Protective Association for Securities Owners, the Board of Management has the chutzpah to pay itself higher salaries than those of all the board members of the other DAX companies. In addition, according to Der Spiegel the members of the Board of Management gave themselves a rise of 130%. This is incompatible with the principles of performance-related compensation.

        Furthermore, this is evidence of a "self-service" mentality which is intolerable at a time when (nearly) all sections of society — from manual workers to civil servants to pensioners or social-security recipients — are required to accept unavoidable reductions in living standards. The candidate for the office of Federal President, Horst Köhler, stated in an interview with Die Zeit of March 18, 2004 (p. 9): "Some leading persons (in industry) have lost touch with reality." Former Federal Chancellor Helmut Schmidt agreed with this statement in the same interview. I can only add my own agreement.

        The fact that Mr. Schrempp was voted worst manager of the year by a business journal shows that my assessment of his performance is shared by many experts."

        2.     I also propose that the actions of the Chairman of the Board of Management, Mr. Schrempp, should not be ratified for the year 2003. Reasons as under Point 1."

Regarding Item 4 of the Agenda

        "I hereby propose that the actions of the Supervisory Board should not be ratified for the year 2003.

Reason:

        The Supervisory Board has not fulfilled its duties sufficiently to counteract the aforementioned mistaken developments.

        The Supervisory Board approved the excessively high salaries of the Board of Management, and therefore did not fulfill its duty to take proper care of the shareholders' capital.

        The Supervisory Board extended Mr. Schrempp's contract until the year 2008 despite the aforementioned failures."

* * *

Sascha Jaschkulla, Klosterkamp 31, 21337 Lüneburg

Regarding Item 3 of the Agenda

        "The actions of the Board of Management are not to be ratified.

First reason:

        The Chairman of the Board of Management promised his customers in 2001 (Chairman's Letter) to supply them with the best available innovations, safety and quality. It is questionable whether DaimlerChrysler still supplies the best quality. For example: the E-Class with electronic problems, the V-Class with corrosion problems, and the ADAC's annual deficiency report with the Group's products very high in this negative ranking. Instead of giving priority to quality, the Board of Management is giving increasing priority to cutting costs and is thus damaging the DaimlerChrysler brand.

Second reason:

        For years now, the Mercedes-Benz and smart brands have had to offset the losses of Chrysler and Mitsubishi, thus leading to reduced earnings.

Third reason:

        I also regard the sale of MTU as a mistaken decision by the Board of Management for two reasons:

        1.     MTU successfully contributed to the Group's profits in recent years, thus helping to offset the losses from other business units.

        2.     Innovation and expertise are lost through the sale of MTU, e.g. fuel-cell developments which will later have to be purchased at a high price.

Fourth reason:

        The Board of Management is guilty of a major error of judgement in the Toll Collect project. Yet it was clear to anyone with a little technical knowledge that the project could not be realized in such a short time. The Board of Management is to be held responsible for this, because it has damaged DaimlerChrysler's image. Furthermore, additional costs are likely to arise, which will be at the expense of the shareholders."

Regarding Item 4 of the Agenda

        "The actions of the Supervisory Board are not to be ratified.

Reason:

        The Supervisory Board has concurred without reservations with all of the proposals of the Board of Management, and has not critically questioned its decisions."

* * *

        You can support counter-motions by voting "NO" on the respective agenda items.

        Some counter-motions may be voted on separately at the meeting. You may vote for such a counter-motion, which are identified by a specific letter, by marking the appropriate box on the proxy card/voting instruction form or on the Internet.

3

DAIMLERCHRYSLER

DaimlerChrysler AG

Stuttgart

Notification to the

6th Annual Meeting
of DaimlerChrysler AG

on Wednesday, April 7, 2004 at 10:00 a.m. C.E.T. at the Berlin Trade Fair Center (Messe Berlin), Special Entrance, corner of Masurenallee/Messedamm, 14055 Berlin, Germany.

Item 8 of the Agenda "Resolution Concerning Changes to the Remuneration of the Supervisory Board and Amendment of the Memorandum and Articles of Incorporation" is removed from the Agenda by a resolution of the Supervisory Board and the Board of Management.

Reasons:
According to a recommendation of the German Corporate Governance Code, it was intended to introduce a performance-related remuneration for the Supervisory Board of DaimlerChrysler AG based on the long-term performance of the Company.

As a consequence, in item 8 to the Agenda to the Annual Meeting the Supervisory Board and the Board of Management proposed to reduce the fixed compensation and to design a respective variable component based on phantom shares for the reduced portion. Granting phantom shares to members of the Supervisory Board was in agreement with the prevailing legal opinion and complied with the express recommendations of the Corporate Governance Government Commission headed by Professor Baums and with the pronouncements on the German Corporate Governance Code.

According to a Decision of the German Federal High Court of Justice (the Court), published on March 15, 2004, it cannot be ruled out that the Court generally considers a Supervisory Board remuneration with an alignment to the share price as inadmissible. On the other hand, DaimlerChrysler is still of the opinion that the Court's judgement does not relate to the proposed compensation model. However, due to the judgement of the Court, which may be in variance with original recommendations and regulations of the commissions, there is now uncertainty regarding the legal situation. This uncertainty has to be resolved by the legislator.

Therefore the Members of the Supervisory Board and the Board of Management have decided to withdraw their proposal regarding the changes of the Supervisory Board compensation for the time being and to remove item 8 "Resolution Concerning Changes to the Remuneration of the Supervisory Board and Amendment of the Memorandum and Articles of Incorporation" from the agenda of this year's Annual Meeting.

Stuttgart, March, 2004
DaimlerChrysler AG
The Board of Management

2

4

Position of the Management:

        The Board of Management and the Supervisory Board maintain the motions as laid down in the Agenda and state their position on the main points contained in the counter-motions as follows:

        The first quarter of the year 2003 marked the low point of a three-year downward trend of the stock markets. DaimlerChrysler's shares were only partially able to avoid this development. Overall, the DCX shares climbed 26% to €37.00 in 2003. The Dow Jones Stoxx Auto Europe gained 23% in the same period, while the Dow Jones Euro Stoxx 50 gained 16% and the DAX rose by 37%. We are convinced that the current share price reflects neither the performance nor the potential of our company. With its global presence, strong brands, complete product range and constant further development of technology and user-friendly innovations, DaimlerChrysler occupies an outstanding position in the automotive industry.

        The Supervisory Board ensures that the compensation of the members of the Board of Management is appropriate for their areas of activity and responsibility, for the performance of each individual member and of the entire Board of Management, and in comparison with international competitors. The pronounced dependence on performance of the Board of Management's compensation becomes clear when one considers the development of the short-term and mid-term components of the compensation, which fell by more than 25% in 2003 compared with the prior year.

        The authorization to acquire our own shares is to be renewed so that, if required, the company can make flexible use of the possibilities explained on page 9 of the Agenda.

        The motions on Item 8 of the Agenda cannot be proposed at the Annual Meeting, because DaimlerChrysler removed this item in connection with its publication in the electronic Federal Gazette of March 25, 2004. The Board of Management and the Supervisory Board decided on this course of action due to a verdict by the Federal Supreme Court published on March 15, 2004, indicating that the court may deem the connection between the Supervisory Board's variable compensation and the company's share price as fundamentally unlawful. The introduction of variable compensation as intended by DaimlerChrysler complies with existing previous applicable verdicts and conforms with the express recommendation of the Government Commission on Corporate Governance as well as with the comments on the German Corporate Governance Code. Furthermore, DaimlerChrysler AG believes that the verdict does not apply to the version originally proposed to the Annual Meeting. The legal uncertainty that has arisen should be resolved as quickly as possible.

        The proposal to reelect the existing shareholder representatives to the Supervisory Board is intended to ensure the continuity that is also important for the monitoring of the company. The international composition of the Supervisory Board reflects the company's strategic orientation. In addition, the proposal to introduce three different appointment periods complies with a suggestion of the German Corporate Governance Code.

        The quality of our Mercedes-Benz vehicles and our customers' resulting satisfaction are extremely important to us. We therefore take any quality problems that might arise very seriously. We have taken comprehensive measures to secure the high quality level, and to improve it even further.

        For a long time now, DaimlerChrysler has been working successfully on the reduction of vehicle emissions. All Mercedes-Benz gasoline engines already fulfill the Euro-4 norm for the year 2005. With our modern diesel cars, we achieve not only a significant reduction in soot particulate, but in all relevant emissions. Two examples of this are the reduction in the total levels of nitrogen oxide and hydrocarbons since 1995 by about 70%, and in soot particulate by more than 90%. With its four-cylinder diesel engines in the C-Class and E-Class cars and its six-cylinder diesel engines in the E-Class and S-Class, Mercedes-Benz is the world's first automobile manufacturer to offer diesel particulate filters which also fulfill the Euro-4 norm.

        Mercedes-Benz and smart have already achieved the goal that was set for 2005 of reducing the fuel consumption of their cars in Germany by 25% compared with the year 1990. In the year 2004, we expect a further reduction in the carbon-dioxide emissions of our passenger cars in the European market.

        DaimlerChrysler regrets the delay that has occurred with the development and operation of a satellite-based toll system for trucks above twelve tons. The main reason for this delay is that this pioneering system of satellite-based toll collection has proven to be considerably more complex than was first expected. In the interests of all companies involved, and in the interests of Germany as a location for advanced technology, the partners in the consortium, Deutsche Telekom AG, DaimlerChrysler Services AG and Cofiroute S.A., intend to lead the toll project to a successful conclusion. DaimlerChrysler Services AG has a 45% interest in the Toll Collect consortium.

        The management of Mitsubishi Motors is currently working on a new medium-term plan which encompasses all of the company's operative areas and its financial structure. This new business plan will be the basis for decisions on further procedure.

        Questions on the subject of defense technology and landmines have been answered completely and in detail in previous annual meetings.

        The Board of Management and the Supervisory Board reserve the right to make more detailed statements on the individual counter motions at the Annual Meeting on April 7, 2004.

Stuttgart-Möhringen, March 2004

DaimlerChrysler AG
The Board of Management

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG
By:	/s/ ppa. Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President Chief Accounting Officer
By:	/s/ i.V. Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: March 30, 2004